Via Facsimile and U.S. Mail
Mail Stop 4720

August 20, 2009

Mr. Robert C. Kill
President and Chief Executive Officer
Virtual Radiologic Corporation
5995 Opus Parkway, Suite 200
Minnetonka, Minnesota 55343

Re: **Virtual Radiologic Corporation**
        Form 10-K for Fiscal Year Ended December 31, 2008
        Forms 10-Q for the Fiscal Quarters Ended March 31, 2009 and June 30, 2009
        File No. 001-33815

Dear Mr. Kill:

        We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Revenue Recognition and Allowance for Doubtful Accounts, page 34

1.   Please disclose days sales in accounts receivable for each period presented and explain the reason for period to period increases or decreases. Disclose why your allowance for doubtful accounts increased only $32,000 to $360,000 at December 31, 2008, while accounts receivable increased from $12.8 million to $17.8 million.

Contractual Obligations and Commitments, page 48

2.   Please revise your disclosure in the table of contractual obligations to include payments related to your medical malpractice insurance arrangements.

Notes to Consolidated Financial Statements

Summary of Significant Accounting Policies

Principles of Consolidation and Basis of Presentation, page 58

3.   If, as you state in the second paragraph of this note, you recognize net earnings of each VIE only to the extent you are recovering previously recognized losses, and earnings in excess of previously recognized losses are eliminated and attributed to the VIE owners by recording such earnings as non-controlling interest, please tell us why, as you state in the first paragraph of this note, you believe that you will receive a majority of the VIE's expected residual returns. Please reference the appropriate paragraphs in FIN 46R in your response.

4.   Please revise your disclosure to explain the business reason why, except for limited exceptions as discussed in the second paragraph of this note, the Affiliated Medical Practices have only incurred losses.

Revenue Recognition and Trade Accounts Receivable, page 62

5.   In addition to providing radiologic interpretations, you license your proprietary radiology workflow engine and provide operations support services to radiology practices, hospital systems and academic medical facilities. Please tell us how you have applied the guidance in EITF 00-21 in determining your accounting treatment for these activities, which appear to represent revenue arrangements with multiple deliverables and as applicable, revise to provide the disclosure required for by paragraph 18 of EITF 00-21. Revise your disclosure to describe the events/factors that determine the timing of the completion of diagnostic read and operational support services which govern your recognition of teleradiology revenues. Also, revise your disclosure to clarify to what extent you recognize revenue in periods after completion of the services because collection is not reasonably assured.

Forms 10-Q for the Fiscal Quarters Ended March 31, 2009 and June 30, 2009

General

6.   Please revise your Section 302 certifications to include disclosure regarding your responsibility for the design of internal control over financial reporting.

Management's Discussion and Analysis of Financial Condition and Operating Results

Critical Accounting Policies

Principles of Consolidation, page 19

7.   Your January 1, 2009 adoption of SFAS 160 did not have a material impact on the Company's consolidated financial position, results of operations or cash flows. As it is not clear from your disclosure, please tell us whether, after your adoption of SFAS 160, you continue to recognize all VIE net losses in excess of VIE equity and recognize net earnings of each VIE only to the extent you are recovering previously recognized losses. If so, please explain how this accounting treatment is consistent with paragraphs 31 and C12 of SFAS 160. If not, please revise your disclosure to state that, as a result of adoption of SFAS 160, how you account for losses.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

Please contact Frank Wyman, Staff Accountant, at (202) 551-3660 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614, if you have any questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant